

April 10, 2014

Via E-mail
Patrick J. McDonie
President
Atlas Pipeline Partners, L.P.
Park Place Corporate Center One
1000 Commerce Drive, 4th Floor
Pittsburgh, PA 15275-1011

>   **Re:**   **Atlas Pipeline Partners, L.P.**
>   **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed February 20, 2014**
>   **Response dated March 26, 2014**
>   **File No. 001-14998**

Dear Mr. McDonie:

We have reviewed your response dated March 26, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

Results of Operations, page 73

1. We reviewed your response to comment 4 in our letter dated March 19, 2014. Please explain to us why you consider a variance in gross margin percentage, which increased by 13% in fiscal 2012 and decreased by 12% in fiscal 2013, immaterial and that an analysis of the variance in gross margin percentage would not be meaningful to investors.

Item 8. Financial Statements and Supplementary Data, page 98

Notes to Consolidated Financial Statements, page 106

Note 2 – Summary of Significant Accounting Policies, page 106

Principles of Consolidation and Non-Controlling Interest, page 106

2. We note your response to comment 5 of our letter dated March 19, 2014 and your determination that the Operating Partnership is a variable interest entity based on the conditions in ASC 810-10-15-14(c). It appears that you consider the Operating Partnership to be a variable interest entity because of the disproportionate voting rights of the Operating Partnership's limited partner and the fact that substantially all of the Operating Partnership's activities are conducted on behalf of the limited partner. In reaching your determination that the Operating Partnership is a variable interest entity, please tell us if you combined the GP's controlling interest with the economic interests of its related parties which have invested in the Operating Partnership when assessing decision making abilities. We believe that generally the controlling interest should be combined with the economic interests of all related parties warranting consideration as to whether the holders of the equity investment at risk have decision making abilities through their relationship with the GP. If you did combine the interests and still concluded the Operating Partnership is a variable interest entity, please explain to us why the economic interest held by related parties is independent of the general partner's influence, both from a control and economic perspective.

3. Please explain to us why the general partner's interest in the operating partnership is not presented as a noncontrolling interest in the partnership's financial statements.

Please contact Scott Stringer, Staff Accountant at (202) 551-3272, or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director